Exhibit 99.1

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090
albert.gabrielli@viryanet.com	jack.mcavoy@viryanet.com

VIRYANET REPORTS ITS FOURTH FISCAL QUARTER

AND FULL-YEAR 2003 FINANCIAL RESULTS

Company achieves second consecutive quarter of profitability;

fourth consecutive quarter of increased revenues.

Southborough, Mass. — February 17, 2004 — ViryaNet (NASDAQ: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced financial results of its fourth fiscal quarter and full year 2003.

Total revenues for the fourth quarter, ended December 31, 2003, were $3.6M, a 177% increase from $1.3M for the fourth quarter of 2002, and a 4% increase from $3.4M recorded in the third quarter of 2003.

For the fourth quarter of 2003, the Company reported a net profit of $116,000 or $0.03 per basic diluted share, compared to a net loss of $4.3M or $1.60 per basic and diluted share in the fourth quarter of 2002, and compared to a net profit of $24,000 or $0.01 per basic and diluted share for the third quarter of 2003.

Software license revenues for the fourth quarter of 2003 increased to $1.6M, 26% higher than the $1.2M recorded in the third quarter of 2003. Software license revenues comprised 44% of total revenue during the fourth quarter of 2003, compared to 0% in the fourth quarter of 2002, and compared to 36% in the third quarter of 2003.

The Company reported a gross profit of $2.0M for the fourth quarter of 2003, or 57% of revenues, compared to $78,000 or 6% of revenues for the fourth quarter of 2002, and compared to $2.0M or 57% of revenues in the third quarter of 2003.

The Company’s cash position on December 31, 2003 was $5.1M, compared to $2.7M at the end of the third quarter of 2003. The Company’s short and long-term bank debt position during the fourth quarter of 2003 was unchanged at approximately $3.2M.

The Days of Sales Outstanding (DSO) for the Company in the fourth quarter of 2003 was 65 days, compared to 30 days in the third quarter of 2003. The DSO performance for the Company in the third quarter reflected shorter than usual payment terms for transactions recorded during the third quarter.

For the fiscal year 2003, total revenues were $11.7M, an increase of 35% from $8.7M in fiscal year 2002. The net loss for fiscal year 2003 was $2.3M or $0.74 per basic and diluted share, compared to a net loss of $11.4M or $4.38 per basic and diluted share in fiscal year 2002.

“With four consecutive quarters of revenue growth, and two consecutive quarters of profitability, 2003 has been a successful turn-around year for ViryaNet,” said Win Burke, president and CEO, ViryaNet. “With two new utility customers in this quarter, we have recently closed four sales in the utility industry, achieving our 2003 objective of entering the utility market segment, in partnership with GE, with strength and impact.”

As previously disclosed, during the year 2003, the Company raised approximately $5.0M in private equity financings by attracting investments from world-class venture capital firms, financial institutions, and strategic partners.

Q4 Accomplishments

The fourth quarter recognized significant accomplishments in many areas for the Company, including:

New Sales

Strategic partners, such as GE, broadened the Company’s presence in the utility industry, leading to two new utility customers during the fourth quarter: Vectren and Singapore Power. With the addition of these two new customers, the Company has recently closed four new deals in the utility industry, establishing a strong new customer base in this strategic market.

Aspective, ViryaNet’s partner in the UK, added a number of user licenses in support of its managed service offerings.

New Partnership

ViryaNet signed a major world-wide agreement with EDS, during the quarter, in which EDS now resells ViryaNet Service Hub and implements and supports the ViryaNet solutions in a variety of industries.

Customer Implementations

Several of ViryaNet’s customers rolled out ViryaNet Service Hub, including: Publix, which went live with the first phase of its system; Lojack, which successfully initiated its pilot in the Phoenix market; Leslie’s PoolMart, which completed its national roll out; and a telecommunications company in the UK, which has begun its rollout.

Product Advancement

ViryaNet’s R&D group released ViryaNet Service Hub 8.3 at the end of the fourth quarter to enhance the product’s multilingual capabilities, improve its overall usability, and upgrade many functional areas.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics and repairs management.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other service industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated July 15, 2003, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

U.S. dollars in thousands

	December 31,
	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,211	$5,087
Restricted cash	30	—
Trade receivables, net	1,519	2,591
Other accounts receivable and prepaid expenses	1,090	986

Total current assets	5,850	8,664

SEVERANCE PAY FUND	554	638

PROPERTY AND EQUIPMENT, NET	1,529	630

OTHER ASSETS, NET	2,902	2,842

Total assets	$10,835	$12,774

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

U.S. dollars in thousands (except share data)

	December 31,
	2002	2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$3,945	$908
Current maturities on long-term loan	—	1,036
Trade payables	844	905
Deferred revenues	1,440	1,304
Other accounts payable and accrued expenses	3,139	2,907

Total current liabilities	9,368	7,060

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	—	1,307
Accrued severance pay	965	1,077

Total long-term liabilities	965	2,384

SHAREHOLDERS’ EQUITY
Share capital	721	1,108
Additional paid-in capital	100,934	105,725
Deferred stock compensation	—	(102)
Accumulated other comprehensive loss	(368)	(353)
Accumulated deficit	(100,785)	(103,048)

Total shareholders’ equity	502	3,330

	$10,835	$12,774

VIRYANET LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)

	Three months ended December 31,		Year ended December 31,
	2002	2003	2002	2003
	U.S. dollars in thousands, except share and per share data
Revenues:
Software licenses	—	$1,566	$3,492	$3,843
Maintenance and services	1,287	1,993	5,187	7,857

Total revenues	1,287	3,559	8,679	11,700

Cost of revenues:
Software licenses	—	206	361	482
Maintenance and services	1,209	1,317	4,380	4,996

Total cost of revenues	1,209	1,523	4,741	5,478

Gross profit	78	2,036	3,938	6,222

Operating expenses:
Research and development	815	382	3,352	2,098
Sales and marketing	1,604	979	6,598	4,109
General and administrative	629	482	2,314	1,907
Provision for doubtful accounts	1,192	—	2,319	40
In-process research and development write-off	—	—	480	—
Amortization of deferred stock compensation	—	20	36	20

Total operating expenses	4,240	1,863	15,099	8,174

Operating profit (loss)	(4,162)	173	(11,161)	(1,952)
Financial and other expenses, net	(119)	(57)	(189)	(311)

Net profit (loss)	$(4,281)	$116	$(11,350)	$(2,263)

Basic and diluted net Profit (loss) per share	$(1.60)	$0.03	$(4.38)	$(0.74)

Weighted average number of shares used in computing basic net profit and loss per share	2,681,733	3,813,034	2,587,948	3,048,319

Weighted average number of shares used in computing diluted net profit and loss per share	2,681,733	4,435,268	2,587,948	3,048,319

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